Exhibit 99.2

AXTEL, S.A. DE C.V.
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
NOVEMBER 29 2006

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS MEETING HELD ON NOVEMBER 29 2006.

FIRST. SUBJECT TO THE CONDITION PRECEDENT CONSISTING IN THE OBTAINMENT OF THE APPROVAL BY THE MINISTRY OF COMMUNICATION AND TRANSPORT “SECRETARÍA DE COMUNICACIONES Y TRANSPORTES” WITH RESPECT TO THE SALE IN FAVOR OF THE CORPORATION AND/OR ITS SUBSIDIARIES OF THE EQUITY PARTICIPATION REPRESENTING THE CAPITAL STOCK OF AVANTEL, S. DE R.L. DE C.V., THE CORPORATION IS HEREBY AUTHORIZED TO CARRY OUT A CONSOLIDATION TRANSACTION CONSISTING IN ITS DIRECT OR INDIRECT ACQUISITION OF A SUBSTANTIAL PORTION OF THE ASSETS PROPERTY OF AVANTEL INFRAESTRUCTURA, S. DE R.L. DE C.V., AS WELL AS ALL OF THE BUSINESSES AND THE EQUITY PARTICIPATIONS REPRESENTING THE CAPITAL STOCK OF AVANTEL, S. DE R.L. DE C.V. AND OF AVANTEL INFRAESTRUCTURA, S. DE R.L. DE C.V. (THE “CONSOLIDATION TRANSACTION”).

SECOND. IT IS HEREBY APPROVED AND/OR RATIFIED IN ITS ENTIRETY THE EXECUTION AND/OR FORMALIZATION OF ALL CONTRACTS DOCUMENTS AND ALL OTHER ACTS OR OPERATIONS DEEMED AS NECESSARY AND/OR CONVENIENT IN ORDER TO DOCUMENT AND COMPLETE THE CONSOLIDATION TRANSACTION.

THIRD. IT IS HEREBY APPROVED AND/OR RATIFIED IN ITS ENTIRETY ANY ACT PERFORMED OR TO BE PERFORMED AND WHICH ARISES FROM, OR IS IN CONNECTION WITH, THE EXECUTION OF THE DEFINITIVE TRANSACTION AGREEMENTS INCLUDING THE EXERCISE OF ANY CORPORATE AND/OR ECONOMIC RIGHT THAT THE CORPORATION HAS OR MAY HAVE WITH RESPECT TO ANY OF ITS SUBSIDIARIES AND/OR AFFILIATES, IN ORDER TO CARRY OUT THE ACTS CONTEMPLATED BY THE DEFINITIVE TRANSACTION AGREEMENTS, THE ACTS DERIVED FROM OR RELATED WITH THE TRANSACTIONS CONTEMPLATED OR TO BE CONTEMPLATED IN THE DEFINITIVE AGREEMENTS OF THE TRANSACTION, THE ACTS RELATED WITH THE FULFILLMENT OF THE OBLIGATIONS DERIVED FROM THE SAME, OR OTHERWISE REQUIRED FOR THE FORMALIZATION OF ANY OF THE ABOVE. WITH RESPECT TO THE CONSOLIDATION TRANSACTION, IT IS HEREBY AUTHORIZED THE PERFORMANCE OF ANY FILING OR ACT, THE OBTAINMENT OF ANY AUTHORIZATION AND THE SUBSCRIPTION OF ALL KINDS OF DOCUMENTS, AGREEMENTS, CERTIFICATES, PAYMENTS, DEPOSITS, ENTRIES, NOTICES, TRANSFERS AND ANY OTHER ACT OR ACTIVITY WHICH MAY BE NECESSARY OR CONVENIENT IN ORDER TO PUT INTO EFFECT AND COMPLETE THE OPERATIONS RELATED TO THE CONSOLIDATION TRANSACTION, BEFORE ANY AUTHORITY OR PERSON, EITHER WITHIN MEXICO OR ABROAD, IN CONNECTION WHICH SUCH CONSOLIDATION TRANSACTION OR WITH THE FULFILLMENT OF ANY APPLICABLE LAW; AND ANY ACT PERFORMED OR TO BE PERFORMED IN CONNECTION WITH OR RELATED TO ANY OF THE DEFINITIVE AGREEMENTS OF THE TRANSACTION PRIOR TO, DURING OR AFTER THE DEFINITIVE TRANSACTION AGREEMENTS OR THE ACTS OR OPERATIONS THEREIN CONTEMPLATED, ARE PUT INTO EFFECT.

FOURTH. THE CORPORATION IS HEREBY AUTHORIZED TO OBTAIN THE NECESSARY AND/OR CONVENIENT FINANCINGS OR CREDITS IN ORDER TO BE ABLE TO ACCOMPLISH THE CONSOLIDATION TRANSACTION.

FIFTH. IT IS HEREBY APPROVED AND/OR RATIFIED, AND THE CORPORATION IS HEREBY AUTHORIZED TO CARRY OUT THE EXECUTION OF ANY CONTRACTS, AGREEMENTS, DOCUMENTS, EXHIBITS, APPLICATIONS, CREDIT DOCUMENTS AND SUCH OTHER ACTS OR

OPERATIONS CONSIDERED AS NECESSARY AND/OR CONVENIENT AND/OR RELATED TO AND/OR DERIVED DIRECTLY OR INDIRECTLY FROM THE FINANCING AGREEMENTS.

SIXTH. IT IS HEREBY APPROVED TO APPOINT MSSRS. TOMÁS MILMO SANTOS, PATRICIO JIMÉNEZ BARRERA AND JOSÉ ANTONIO VELASCO CARMONA, AS ATTORNEYS-IN-FACT OF THE CORPORATION, AND THEY ARE HEREBY VESTED WITH A POWER OF ATTORNEY WHICH SHALL BE GENERAL WITH RESPECT ITS AUTHORITIES IN ORDER TO PERFORM OWNERSHIP ACTS, POWER TO TRADE COMMERCIAL INSTRUMENTS, ADMINISTRATIONS ACTS AND LITIGATION AND COLLECTIONS, PURSUANT TO APPLICABLE LAW SO THAT ON BEHALF OF THE COMPANY NEGOTIATE IN THEIR ENTIRETY AND PERFORM ALL ACTS NECESSARY IN ORDER TO CARRY OUT THE CONSOLIDATION TRANSACTION, TO EXECUTE AND FORMALIZE ALL DOCUMENTS, AGREEMENTS AND/OR CONTRACTS WHICH ARE NECESSARY, ANCILLARY TO, OR RELATED WITH, THE CONSOLIDATION TRANSACTION OR THE DEFINITIVE TRANSACTION AGREEMENTS, THE FINANCINGS, THE AGREEMENTS AND/OR CONTRACTS ARISING FROM, CONNECTED OR ANCILLARY TO, OR RELATED WITH, THE FINANCINGS; TO APPEAR BEFORE FEDERAL, STATE OR MUNICIPAL AUTHORITIES, NATIONAL OR FROM ABROAD, WHICH INVOLVEMENT BE NECESSARY OR REQUIRED IN ORDER TO CARRY OUT THE CONSOLIDATION TRANSACTION; AS WELL AS TO REQUEST AND CARRY OUT ALL KIND OF NOTICES, REGISTRATIONS, ENTRIES OR RECORDINGS BEFORE ANY INSTITUTION, AUTHORITY OR REGISTRY EITHER FEDERAL, STATE OR MUNICIPAL OF ANY NATURE AND BEFORE ANY THIRD PARTYAND TO APPOINT A SPECIAL ATTORNEY-IN-FACT AND GRANT HIM/HER/IT POWERS IN ORDER FOR HIM/HER/IT TO ACT AS LEGAL REPRESENTATIVE OF THE CORPORATION AND AS ITS PROCESS AGENT TO HEAR AND RECEIVE ANY KIND OF NOTICES AND/OR SERVICE OF PROCESS IN CONNECTION WITH ANY LAWSUIT, ACTION, PROCEEDING OR TRIAL, IN THE UNITED STATES OF AMERICA, RELATED WITH ANY LEGAL ACT OR ACTION BROUGHT AGAINST THE CORPORATION AND ARISING OUT OF, OR IN CONNECTION WITH, THE FINANCINGS AND ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT RELATED WITH THE SAME.

SEVENTH. IT IS HEREBY APPROVED THE APPOINTMENT OF CT CORPORATION SYSTEM, WITH ADDRESS AT 111 (ONE HUNDRED ELEVEN), 8TH(EIGHTH) AVENUE, NEW YORK, NEW YORK, 10011 (TEN THOUSAND ELEVEN), UNITED STATES OF AMERICA AS AGENT FOR PROCESS TO HEAR AND RECEIVE ANY KIND OF NOTICES AND/OR SERVICE OF PROCESS ON BEHALF OF THE COMPANY IN CONNECTION WITH ANY SUIT, ACTION, PROCEEDING OR TRIAL, IN ANY UNITED STATES JURISDICTION IN CONNECTION WITH THE FINANCING DOCUMENTS AND THE CONSOLITATION TRANSACTION, GRANTING TO IT THE RESPECTIVE POWERS FOR LITIGATION AND COLLECTIONS.

EIGHTH. SUBJECT TO THE CONDITIONS PRECEDENT CONSISTING IN: (I) THE OBTAINMENT OF THE RESPECTIVE AUTHORIZATION REFERRED TO IN THE FIRST RESOLUTION ABOVE, FROM THE MINISTRY OF COMMUNICATION AND TRANSPORT “SECRETARIA DE COMUNICACIONES Y TRANSPORTES”, AND (II) TEL HOLDING BINDING ITSELF TO SUBSCRIBE AND PAY SERIES B SHARES PURSUANT TO THE CPOS SUBSCRIPTION AGREEMENT BY MEANS OF A WRITTEN NOTICE ADDRESSED TO THE CORPORATION AND IN ACCORDANCE TO THE TERMS OF THE SAME, IT IS HEREBY APPROVED THE INCREASE IN THE MINIMUM FIXED NON-REDEEMABLE PORTION OF THE CAPITAL STOCK OF AXTEL, S.A. DE C.V., FOR UP TO A NECESSARY AMOUNT ONCE THE NUMBER OF SHARES AND THEIR SUBSCRIPTION PRICE ARE DETERMINED ACCORDING TO THE TERMS HEREINBELOW SET FORTH, THROUGH THE ISSUANCE OF A NUMBER OF SERIES “B” CLASS “I” SHARES WHICH SHALL BE NOMINATIVE, ORDINARY, WITHOUT REFERENCE TO PAR VALUE AND WHICH SHALL REPRESENT THE MINIMUM FIXED NON-REDEEMABLE PORTION OF THE CORPORATION CAPITAL STOCK (THE “SHARES”).

ALSO, IT IS HEREBY ATTESTED THAT THE SHAREHOLDERS WHO ARE PRESENT OR REPRESENTED AT THIS MEETING WAIVED THEIR PREEMPTIVE RIGHT PROVIDED IN ARTICLE 132 OF THE GENERAL LAW OF COMMERCIAL COMPANIES “LEY GENERAL DE SOCIEDADES MERCANTILES” TO SUBSCRIBE THE SHARES REPRESENTATIVES OF THE CAPITAL INCREASE APPROVED HEREIN.

NINTH. IT IS HEREBY APPROVED THAT THE SHARES SUBJECT MATTER OF THE CAPITAL INCREASE MAY BE SUBSCRIBED AND PAID FOR BY TEL HOLDING AND BY THE SHAREHOLDERS OF THE CORPORATION NOT WAIVING THEIR PREEMPTIVE RIGHT CONTEMPLATED BY ARTICLE 132 OF THE GENERAL LAW OF COMMERCIAL COMPANIES “LEY GENERAL DE SOCIEDADES MERCANTILES” AND WHO, EXERCISING IT, WERE TO SUBSCRIBE SUCH SHARES, IN THE UNDERSTANDING THAT TEL HOLDING MAY ONLY SUBSCRIBE AND PAY THROUGH NAFIN PURSUANT TO THE CPO TRUST, THE NUMBER OF SHARES REQUIRED TO ATTAIN A SHAREHOLDING OF UP TO 10% OF THE CORPORATION’S CAPITAL STOCK, CALCULATED ONCE THE CAPITAL INCREASE APPROVED AT THIS MEETING IS SUBSCRIBED AND PAID FOR AND ONCE THE TERM SET FOR THE SHAREHOLDERS TO EXERCISE THEIR PREEMPTIVE SUBSCRIPTION RIGHT EXPIRES.

ALSO, IT IS HEREBY RESOLVED THAT THE SHAREHOLDERS NOT WAIVING THEIR PREEMPTIVE SUBSCRIPTION RIGHT TO SUBSCRIBE SHARES SHALL HAVE A FIFTEEN CALENDAR DAY TERM, STARTING FROM THE DATE PUBLICATION TAKES PLACE REGARDING THE RESPECTIVE NOTICE, IN ORDER TO EXERCISE SUCH PREEMPTIVE RIGHT PROVIDED IN ARTICLE 132 OF THE GENERAL LAW OF COMMERCIAL COMPANIES “LEY GENERAL DE SOCIEDADES MERCANTILES”.

TENTH. IT IS HEREBY RESOLVED THAT THE SHARES SUBJECT MATTER OF THE CAPITAL INCREASE, AS APPLICABLE, SHALL BE OFFERED FOR THEIR SUBSCRIPTION AND PAYMENT AT THE PRICE PER SHARE DETERMINED BY THE BOARD OF DIRECTORS, OR THE CHAIRMAN OF THE BOARD OF DIRECTORS OR THE SPECIAL DELEGATES APPOINTED IN ACCORDANCE WITH THIS ITEM OF THE AGENDA, IN THE UNDERSTANDING THAT THE SUBSCRIPTION PRICE PER SHARE SHALL BE DETERMINED AT THE TIME IN WHICH THE BOARD OF DIRECTORS, OR ITS CHAIRMAN OR THE SPECIAL DELEGATES APPOINTED BELOW DECLARE THAT THE CONDITIONS PRECEDENT SET IN THE EIGHTH AND THE THIRTEENTH RESOLUTION OF THIS ITEM OF THE AGENDA HAVE TAKEN PLACE.

ELEVENTH. IT IS HEREBY APPROVED TO DELEGATE IN FAVOR OF THE CORPORATION’S BOARD OF DIRECTORS, OR THE CHAIRMAN OF THE BOARD OF DIRECTORS OR MSSRS. TOMÁS MILMO SANTOS, PATRICIO JIMÉNEZ BARRERA AND JOSÉ ANTONIO VELASCO CARMONA (THE LAST TWO MAY ACT EITHER JOINTLY OR SEPARATELY EACH ONE OF THEM) THE POWER (I) TO DETERMINE THE TIME IN WHICH THE CONDITIONS PRECEDENT REFERRED TO IN THE THIRTEENTH RESOLUTION HEREINBELOW HAVE TAKEN PLACE; (II) TO DETERMINE THE NUMBER OF SHARES AND SUBSCRIPTION PRICE PER SHARE ACCORDING TO WHICH THE SHARES SUBJECT MATTER OF THE CAPITAL INCREASE APPROVED; (III) DETERMINE THE SUBSCRIPTION AND PAYMENT TIME-TERMS OF THE SHARES ISSUED, AS THE CASE MAY BE, AS A RESULT OF THE CAPITAL INCREASE, AND ALSO THE REMAINING TERMS AND CONDITIONS REGARDING THEIR SUBSCRIPTION AND PAYMENT; AND (IV) ADOPT RESOLUTIONS, EXECUTE THE AGREEMENTS, CONTRACTS, CERTIFICATES, POWERS OF ATTORNEY, WRITTEN STATEMENTS AND OTHER DOCUMENTS WHICH MAY BE NECESSARY OR CONVENIENT, INCLUDING THE NECESSARY SUBSCRIPTION AGREEMENT OR AGREEMENTS, IN ORDER TO PROCEED WITH THE ISSUANCE AND SUBSCRIPTION OF THE AFOREMENTIONED SHARES AND, AS THE CASE MAY BE, TO CARRY OUT ANY NECESSARY ACTS BEFORE ANY PERSON OR COMPETENT AUTHORITY, IN ORDER TO GIVE FULL EFFECT TO THE PRECEDING RESOLUTIONS; AND TO PERFORM ANY OTHER ACT IN CONNECTION WITH THE SAID AGREEMENTS, CONTRACTS, REQUESTS AND RESOLUTIONS, AS WELL AS THE AUTHORITIES TO GRANT AND AS THE CASE MAY BE, REVOKE THE POWERS OF ATTORNEY NECESSARY WHICH MAY BE NECESSARY TO CARRY OUT THE FOREGOING.

ALSO, IT IS HEREBY RESOLVED TO DELEGATE INDISTINCTIVELY IN FAVOR OF THE CORPORATION’S BOARD OF DIRECTORS OR THE CHAIRMAN OF THE CORPORATION’S BOARD OF DIRECTORS OR MSSRS. TOMÁS MILMO SANTOS, PATRICIO JIMÉNEZ BARRERA AND JOSÉ ANTONIO VELASCO CARMONA (THE LAST TWO OF THEM MAY ACT EITHER JOINTLY OR SEPARATELY EACH ONE OF THEM), IN THEIR CAPACITY AS SPECIAL DELEGATES, THE POWER TO DETERMINE, IF APPLICABLE, THE CAPITAL INCREASE EFFECTIVELY SUBSCRIBED AND PAID

IN ACCORDANCE WITH THE FOREGOING RESOLUTIONS, CONSEQUENTLY THE BOARD OF DIRECTORS OR THE CHAIRMAN OF THE BOARD OF DIRECTORS OR MSSRS. TOMÁS MILMO SANTOS, PATRICIO JIMÉNEZ BARRERA AND JOSÉ ANTONIO VELASCO CARMONA (THE LAST TWO OF THEM MAY ACT EITHER JOINTLY OR SEPARATELY EACH ONE OF THEM) SHALL BE ALSO ENTITLED TO DETERMINE, AS THE CASE MAY BE AND PAST THE DATE IN WHICH SUBSCRIPTION AND PAYMENT HAS TAKEN PLACE WITH RESPECT THE CAPITAL INCREASE OR, AS THE CASE MAY BE, PAST THE CANCELLATION OF ALL OR A PORTION OF THE SHARES SUBJECT MATTER OF THE INCREASE, THE AMOUNT TO WHICH THE CAPITAL STOCK SHALL BE SET AS A RESULT OF THE SUBSCRIPTION AND PAYMENT OF THE SHARES, BEING ALSO EMPOWERED TO APPEAR BEFORE THE NOTARY PUBLIC OF THEIR CHOICE IN ORDER TO CERTIFY BY MEANS OF A PUBLIC DEED, THE NUMBER OF EFFECTIVELY SUBSCRIBED SHARES, THEREBY AMENDING OR CERTIFYING THE AMENDMENT TO THE LANGUAGE CONTAINED IN THE PROJECT FOR THE SIXTH CLAUSE OF THE CORPORATE BYLAWS OF THE CORPORATION WHICH SHALL BE DISCUSSED DURING ITEM OF THE AGENDA, IN ORDER TO REFLECT THE PRECEDING RESOLUTIONS. THE BOARD OF DIRECTORS SHALL BE ENTITLED TO CANCEL THE SHARES OR SECURITIES NOT SUBSCRIBED AND PAID FOR IN CONNECTION WITH THE AFORESAID OFFERING.

IN ADDITION, IT IS HEREBY RESOLVED TO AMEND THE SIXTH CLAUSE OF THE CORPORATE BYLAWS SUBJECT TO THE TEXT PROPOSED AND, IF APPLICABLE, APPROVED DURING THE DISCUSSION OF THE NEXT ITEM OF THE AGENDA.

TWLEFTH. THE SECRETARY OF THE CORPORATION IS HEREBY INSTRUCTED, AS THE CASE MAY BE AND AT THE APPROPRIATE TIME, TO: (I) ISSUE THE RESPECTIVE SHARE TITLES REPRESENTATIVES OF THE CORPORATION’S CAPITAL STOCK TO REFLECT THE SHARES SUBJECT MATTER OF THE CAPITAL INCREASE, (II) DELIVER THE SHARE TITLES PERTAINING TO NAFIN IN ORDER FOR THE SHARES TO BE SUBSCRIBED AND PAID UNDER THE TERMS OF THE CPOS SUBSCRIPTION AGREEMENT AND THE CPO TRUST, AND (III) PROCEED TO CARRY OUT THE NECESSARY ENTRIES IN THE SHARES REGISTRY BOOK AND THE CAPITAL VARIATIONS REGISTRY BOOK KEPT BY THE CORPORATION.

THIRTEENTH. IT IS HEREBY RESOLVED THAT THE RESOLUTIONS ADOPTED DURING THIS ITEM OF THE AGENDA SHALL BE SUBJECT TO THE FULFILLMENT OF THE CONDITIONS PRECEDENT CONSISTING IN (I) THE OBTAINMENT OF THE AUTHORIZATION REFERRED TO IN THE FIRST RESOLUTION OF THIS ITEM OF THE AGENDA, FROM THE MINISTRY OF COMMUNICATION AND TRANSPORT “SECRETARIA DE COMUNICACIONES Y TRANSPORTES” AND (II) TEL HOLDING BINDING ITSELF, THROUGH A WRITTEN NOTICE ADDRESSED TO THE CORPORATION PURSUANT TO THE TERMS OF THE CPOS SUBSCRIPTION AGREEMENT, TO SUBSCRIBE AND PAY SERIES B SHARES PURSUANT TO THE SAME.

FOURTEENTH. IT IS HEREBY RESOLVED TO APPROVE THE COMPLETE AMENDMENT TO THE CORPORATE BYLAWS OF AXTEL, S.A. DE C.V. IN THE TERMS SET AND APPROVED BY THE SHAREHOLDERS PURSUANT TO THE DOCUMENT ATTACHED HERETO AS “EXHIBIT “A”, AND WHICH SHALL FORM A PART OF THIS DOCUMENT.

FIFTEENTH. IT IS HEREBY APPROVED THE REPLACEMENT OF THE TITLES WHICH REFLECT THE SHARES INTO WHICH THE CAPITAL STOCK IS DIVIDED, FOR NEW TITLES, WHICH MAY BE PROVISIONAL CERTIFICATES OR DEFINITIVE TITLES SO THAT, IN CASE NECESSARY, ADJUSTMENTS ARE MADE THEREIN WITH RESPECT THE BYLAWS AMENDMENT AND THE RESOLUTIONS ADOPTED AT THIS MEETING.

SIXTEENTH. THE CHAIRMAN AND THE SECRETARY OF THE BOARD OF DIRECTORS ARE HEREBY AUTHORIZED SO THAT THEY MAY PROCEED JOINTLY OR SEPARATELY TO UPDATE THE ENTRY IN THE NATIONAL SECURITIES REGISTRY, AND ALSO SO THAT THEY MAY PERFORM ANY NECESSARY FILING OR ACTION BEFORE THE NATIONAL BANKING AND SECURITIES COMMISSION “COMISIÓN NACIONAL BANCARIA Y DE VALORES”, MEXICAN STOCK

EXCHANGE “BOLSA MEXICANA DE VALORES” AND OTHER SECURITIES AUTHORITIES AND ENTITIES, WITHIN MEXICO OR ABROAD.

SEVENTEENTH. MSSRS. TOMÁS MILMO SANTOS, ALBERTO JESÚS MORALES MARTÍNEZ, FEDERICO GIL CHAVEZNAVA AND RODOLFO PÁEZ GONZÁLEZ, ARE HEREBY APPOINTED SO THAT THEY MAY JOINTLY OR SEPARATELY APPEAR BEFORE THE NOTARY PUBLIC OF THEIR CHOICE IN ORDER TO RECORD THE BYLAWS AMENDMENT IN THE NOTARY’S LEDGER AND, AT THE APPROPRIATE TIME, TO PERFORM ITS REGISTRATION BEFORE THE RESPECTIVE PUBLIC REGISTRY OF COMMERCE.

EIGHTEENTH. THE FOLLOWING INDIVIDUALS ARE APPOINTED AS MEMBERS OF THE BOARD OF DIRECTORS OF AXTEL, S.A. DE C.V.:

REGULAR MEMBERS:	ALTERNATE MEMBERS:
TOMÁS MILMO SANTOS	FEDERICO GIL CHAVEZNAVA
THOMAS MILMO ZAMBRANO	PATRICIO JIMÉNEZ BARRERA
LORENZO ZAMBRANO TREVIÑO	FRANCISCO GARZA ZAMBRANO
ALBERTO SANTOS DE HOYOS	ALBERTO SANTOS BOESCH
ALBERTO GARZA SANTOS	DAVID GARZA SANTOS
HÉCTOR MEDINA AGUIAR	RAMIRO VILLARREAL MORALES
BERNARDO GUERRA TREVIÑO	MAURICIO MORALES SADA
BERTRAND F. GUILLOT	PATRICIO D’APICE
IAIN AITKEN	RON DRAKE
LAWRENCE H. GUFFEY	BENJAMIN JENKINS

NINETEENTH. THIS MEETING DETERMINES THAT MSSRS. BERTRAND F. GUILLOT, IAIN AITKEN, BERNARDO GUERRA TREVIÑO AND LAWRENCE H. GUFFEY AND THEIR RESPECTIVE ALTERNATES PATRICIO D’APICE, RON DRAKE, MAURICIO MORALES SADA AND BENJAMIN JENKINS HAVE THE STATUS AS INDEPENDENT DIRECTORS OF THE CORPORATION.

TWENTIETH. IT IS HEREBY APPROVED THE APPOINTMENT OF MSSRS. TOMÁS MILMO SANTOS, ALBERTO JESÚS MORALES MARTÍNEZ AND RODOLFO PÁEZ GONZÁLEZ, AS CHAIRMAN, SECRETARY AND PROSECRETARY OF THE BOARD OF DIRECTORS, RESPECTIVELY, BEING THAT THE LAST TWO INDIVIDUALS SHALL NOT HAVE THE STATUS AS DIRECTORS.

TWENTY FIRST. IT IS HEREBY APPROVED TO GRANT THE AMOUNT OF $30,000.00 (THIRTY THOUSAND PESOS MEX. CY) AS REMUNERATION IN FAVOR OF THE CORPORATION’S DIRECTORS, FOR EACH BOARD OF DIRECTORS’ MEETING TO WHICH THEY ATTEND; THE FOREGOING IN THE UNDERSTANDING THAT THE AFORESAID REMUNERATION SHALL ONLY BE PAID IN FAVOR OF THOSE DIRECTORS NOT HAVING A LABOR RELATIONSHIP WITH THE CORPORATION OR ANY OF ITS SUBSIDIARIES. IT IS HEREBY ATTESTED THAT THE AFORESAID REMUNERATION SHALL ONLY BE PAID TO THE ALTERNATE DIRECTORS IN THE EVENT THAT THE REGULAR DIRECTOR FAILED TO ATTEND TO THE RESPECTIVE MEETING.

TWENTY SECOND. IT IS HEREBY APPROVED THE PROPOSAL TO CONSTITUTE AN AUDIT AND CORPORATE PRACTICES COMMITTEE PURSUANT TO THE PROVISIONS SET FORTH IN THE NEW SECURITIES MARKET LAW AND OTHER APPLICABLE LAWS.

TWENTY THIRD. MR. BERNARDO GUERRA TREVIÑO IS HEREBY APPOINTED AS CHAIRPERSON OF THE CORPORATION’S AUDIT AND CORPORATE PRACTICES COMMITTEE.

TWENTY FOURTH. IT IS HEREBY RESOLVED TO DELEGATE IN FAVOR OF THE BOARD OF DIRECTORS THE POWER TO APPOINT THE MEMBERS OF THE CORPORATION’S AUDIT AND CORPORATE PRACTICES COMMITTEE.

TWENTY FIFTH. IT IS HEREBY APPROVED TO GRANT THE AMOUNT OF $20,000.00 (TWENTY THOUSAND PESOS MEX. CY) AS REMUNERATION IN FAVOR OF THE MEMBERS OF THE CORPORATION’S AUDIT AND CORPORATE PRACTICES COMMITTEE, FOR EACH MEETING OF SUCH COMMITTEE TO WHICH THEY ATTEND. IT IS HEREBY ATTESTED THAT THE AFORESAID REMUNERATION SHALL ONLY BE PAID TO THE ALTERNATE MEMBERS IN THE EVENT THAT THE REGULAR MEMBER FAILED TO ATTEND TO THE RESPECTIVE MEETING.

TWENTY SIXTH. MSSRS. TOMÁS MILMO SANTOS, ALBERTO JESÚS MORALES MARTÍNEZ, FEDERICO GIL CHAVEZNAVA AND RODOLFO PÁEZ GONZÁLEZ ARE HEREBY EMPOWERED SO THAT, EITHER JOINTLY OR SEPARATELY EACH ONE OF THEM, THEY MAY APPEAR BEFORE THE NOTARY PUBLIC OF THEIR CHOICE IN ORDER TO RECORD IN THE NOTARY’S LEDGER THE MINUTES TAKEN FROM THIS MEETING, FORMALIZE AND CARRY OUT THE RESOLUTION ADOPTED HEREUNDER AND ALSO TO APPLY FOR ITS REGISTRATION IN THE RESPECTIVE PUBLIC REGISTRY OF COMMERCE, IN CASE NECESSARY.